787 Seventh Avenue New York, N.Y. 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR Correspondence

November 9, 2011

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	iShares Trust
File Nos. 333-92935 and 811-09729
Post-Effective Amendment No. 615

Ladies and Gentlemen:

On behalf of iShares Trust (the “Trust”), we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 615 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A.

The Amendment relates to the following fund (the “Fund”), a series of the Trust:

S000031906              iShares S&P International Preferred Stock Index Fund

The Amendment is being filed pursuant to Rule 485(a) under the 1933 Act. By separate letter, the Trust is requesting acceleration of the effective date to November 14, 2011.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola

P. Jay Spinola

cc:	Andrew Josef, Esq. Katherine Drury
Michael Gung
Joel Whipple

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